

07000743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schoenholtz & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodhollow
(No. and Street)

Irvine, (City) California (State) 92604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ira Schoenholtz 949-559-4516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)


SEC MAIL
RECEIVED
FEB 2 3 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ira Schoenholtz, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schoenholtz & Co., as of December 31, 2006, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


MERRI B. ROBINSON
Commission # 1412423
Notary Public - California
Orange County
My Comm. Expires Apr 20, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

SCHOENHOLTZ & CO.
2 WOODHOLLOW
IRVINE, CALIFORNIA 92604

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Schoenholtz & Co.
Irvine, California

I have audited the accompanying statement of financial condition of Schoenholtz & Co. as of December 31, 2006 and related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Schoenholtz & Co.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Schoenholtz & Co. as of December 31, 2006 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 2, 2007

SCHOENHOLTZ & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		
Checking		$26,166
Property & equipment,		
net of accumulative depreciation ($3,862)		0
TOTAL ASSETS		$26,166

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses		$ 700
Accounts payable		375
		1,075
STOCKHOLDER'S EQUITY		
Common Stock ($1 par value, 1,000,000 shares authorized, 100 shares issued and outstanding)	$ 100	
Retained earnings	24,991	
		25,091
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$26,166

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Service fees	$ 25,988
Interest income	562
TOTAL REVENUES	26,550
OPERATING EXPENSES – SCHEDULE PG 10	55,131
INCOME (LOSS) BEFORE TAX PROVISION	(28,581)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$(29,381)

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	100	$100	$ 0	$ 54,372	$ 54,472
Net Loss			0	(29,381)	(29,381)
Balance at December 31, 2006	100	$100	$ 0	$ 24,991	$ 25,091

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income (loss)	$(29,381)
Change in operating assets and liabilities:	
Accrued expenses	(325)
Net cash used by operating activities	(29,706)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	--
Net decrease in cash	(29,706)
Cash at beginning of year	55,872
Cash at end of year	$ 26,166
Supplemental Data	
Interest Paid	$ 0
Income Taxes Paid	$ 800

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Summary of Significant Accounting Policies

Organization

Schoenholtz & Co. (the Company), was incorporated on October 6, 1993 and is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company operates out of its principal and only office located in Irvine, California.

Securities Transactions

Customers' securities transactions and related commission income and expensed are recorded on a trade-date basis.

Depreciation

Equipment is carried at cost. The entire cost of the assets has been expensed under Internal Revenue Code Section 179.

Note 2 - Net Capital Requirements.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital ($5,000) as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements. See page 8.

Note 3 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
State	800
	$ 800

The Company has a net operating loss carry forward (NOL) of approximately $84,000 due to expire beginning in 2022. The State of California allows a NOL carry forward equal to 60% of the existing Federal NOL for a maximum of 5 years.

Note 5 - Off Balance-Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 6 – Clearing Deposit

In the 4th quarter of 2004, the Company established a non-depository clearing agreement with its current clearing broker.

Note 7 - Exemption From The SEC Rule 15c3-3

Schoenholtz & Co. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Schoenholtz & Co. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

Note 8 – Revenue Concentration

The Company's service fees ($25,988) are all received from an affiliated broker dealer.

SCHOENHOLTZ & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity	$	25,091
Less: Nonallowable asset		--
		25,091
Less: Haircuts		--
NET CAPITAL	$	25,091

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6-2/3% of net aggregate indebtedness	$	72
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	20,091
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	24,983

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	1,075
Percentage of aggregate indebtedness to net capital		4.23%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to rule 179-5(d)(4):

Unaudited net capital	$	25,428
Adjustment to accounts payable	(	337)
Audited net capital	$	25,091

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Schoenholtz & Co.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 2, 2007

SCHOENHOLTZ & CO.
STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Accounting services	$ 8,400
Bank charges	44
Fees	1,130
Insurance	364
Meals & entertainment	120
Medical expenses	1,660
Payroll taxes	2,984
Postage	15
Professional services	375
Office supplies & equipment	620
Salaries	36,360
Telephone & Internet services	3,059
TOTAL	$55,131

See Accompanying Notes to Financial Statements

PART II

SCHOENHOLTZ & CO.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Schoenholtz & Co.
Irvine, California

In planning and performing my audit of the financial statements of Schoenholtz & Co. (thereafter referred to as the "Company") for the year ended December 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Schoenholtz & Co.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 2, 2007

END